SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2007

Commission File Number 1-14493

VIVO PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

VIVO Holding Company
(Translation of Registrant's name into English)

Av. Roque Petroni Jr., no.1464, 6th floor – part, "B"building
04707-000 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

VIVO PARTICIPAÇÕES S/A CNPJ 02.558.074/0001-73 - N I R E 35.3.001.587.9-2 Publicly-held Company, with Authorized Capital

MINUTES OF THE SPECIAL MEETING OF THE BOARD OF DIRECTORS and
OF THE STATUTORY AUDIT COMMITTEE HELD ON NOVEMBER 21, 2007

1. DATE, TIME AND PLACE: November 21, 2007, at 05:00 p.m., on Av. Roque Petroni Júnior, 1464, 6º andar, lado B, São Paulo - SP.

2. CHAIRMANSHIP OF THE MEETING: Luis Miguel Gilperez López – Chairman of the Meerting; Breno Rodrigo Pacheco de Oliveira - Secretary.

3. INSTATEMENT: The meeting was instated with the attendance of the undersigned Directors, who represent a quorum under the terms of the Articles of Incorporation. As permitted in §2 of article 15 of the Company’s Articles of Incorporation, Mr. João Pedro Amadeu Baptista attended the meeting through videoconference. The members of the Statutory Audit Committee were also present, as provided for in article 163, paragraph 3, of Law no. 6404/76.

4. AGENDA AND RESOLUTIONS:

4.1  Approval of the structuring of the second program for public distribution of securities issued by the Company (“Distribution Program”) and its filing with the Brazilian Securities and Exchange Commission (“CVM”), under the terms of CVM Instruction no. 400, dated December 29, 2003, as amended, which will allow the Company to carry out public offers of debentures and/or promissory notes (commercial papers) within reduced time for analysis for purposes of registration with the CVM, with due regard to the details and conditions of the Distribution Program, as well as of the applicable legal provisions. The Distribution Program will be filed with the CVM with the following details: (i) Total Value of the Distribution Program: three billion reais (R$ 3,000,000,000.00); (ii) Term of the Distribution Program: two (2) years, counted from the filing of the Distribution Program with the CVM; and (iii) Securities to be offered within the scope of the Distribution Program: (a) simple debentures, non-convertible into shares issued by the Company, of subordinated type and/or secured and/or unsecured guarantee, and with third parties’ personal guarantee; and/or (b) promissory notes (commercial papers), guaranteed or not by the Company or third parties. The other details of the debentures and/or promissory notes to be issued and publicly distributed by the Company within the scope of the Distribution Program, as well as the terms and conditions for each public distribution of such securities, shall be defined by the Company at the time of each public distribution within the scope of the Distribution Program. The members of the Board of Directors have unanimously approved the structuring of the second program for public distribution of securities issued by the Company.

4.2 Authorization for the Executive Committee of the Company, with due regard to the legal provisions, to perform any and all acts related to the filing of the Distribution Program, being authorized to accept proposals and hire one or more financial institutions authorized to operate in the capital market for the purpose of coordinating the filing of the Distribution Program with the CVM. The members of the Board of Directors have unanimously authorized the Executive Committee of the Company, with due regard to the legal provisions, to perform any and all acts related to the filing of the Distribution Program.

5. CLOSING OF THE MEETING: Since there was nothing else to be discussed, the meeting was closed and these minutes were drawn-up, having been read and approved, and signed by the Directors who attended the meeting and by the Secretary, being transcribed in the proper book.

Signatures: Luis Miguel Gilpérez López – Chairman of the Meeting and Chairman of the Board of Directors; João Pedro Amadeu Baptista – Vice-Chairman of the Board of Directors; Felix Pablo Ivorra Cano; Shakhaf Wine (represented by Mr. João Pedro Amadeu Baptista); Ignácio Aller Mallo (represented by Mr. Luis Miguel Gilperez López); Luiz Kaufmann; Antonio Gonçalves de Oliveira; Rui Manuel de Medeiros D’Espiney Patrício; José Guimarães Monforte – Directors. Cláudio José C. de Andrade, Paula Bragança França Mansur and Fabiana Faé Vicente Rodrigues – Members of the Statutory Audit Committee. Breno Rodrigo Pacheco de Oliveira – General Secretary

I hereby certify that this is a faithful copy of the original minutes that were drawn-up in the proper book.

Breno Rodrigo Pacheco de Oliveira
Secretary of the Meeting   OAB/RS nº 45.479

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 07, 2007

VIVO PARTICIPAÇÕES S.A.

By:	/S/ Ernesto Gardelliano
Ernesto Gardelliano Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.